Filing under Rule 425 under the U.S. Securities Act of 1933 Filing by: DryShips Inc. Subject Company: OceanFreight Inc. Commission File No. of OceanFreight Inc.: 001-33416
The sole purpose of this submission is to correct certain typographical errors.
Transcript from Investor Teleconference held on July 26, 2011

Thank you for standing by, ladies and gentlemen and welcome to the DryShips Inc. conference call.  We have with us Mr. Pankaj Khanna, Chief Operating Officer and Mr. Ziad Nakhleh, Chief Financial Officer of the company.  I must advise you that this conference is being recorded today, Tuesday, July 26th, 2011.  Matters discussed in this presentation may constitute forward-looking statements.  Please take a moment to read the forward-looking statements on page two of the PowerPoint presentation, and the important information on the merger on page three.  And now I pass the floor to Mr. Khanna.  Please go ahead, sir.

Pankaj Khanna

Thank you.  Good morning, ladies and gentlemen.  I'll be referring to slide numbers and the presentation starting on slide number four.  This morning we announced an agreement to acquire 100% of the shares of OceanFreight Inc., a company listed on NASDAQ with the ticker OCNFD.  The total consideration for the transaction is approximately $239 million, including assumed debt of $143 million dollars.

The OceanFreight shareholders will be paid a total consideration of $19.85 per share, with $11.25 per share paid in cash.  And they will also receive 0.52326 shares of Ocean Rig UDW Inc. for every share they own of OceanFreight.  The OceanFreight fleet comprises of four Capesize bulk carriers and two Panamaxes on the water, and five very large ore carriers for delivery in 2012 and 2013.

Slide five.  This transaction is a unique opportunity for DryShips to acquire a modern, high-quality fleet as close to low-cycle  prices, with protection from the weak spot market through medium to long-term charters.  Furthermore, with attractive financing in place, this means that we use relatively little of our dry powder.  Purchase price of $19.85 per share represents a significant discount to the charter-adjusted net asset value of OceanFreight, and is close to the charter-free net asset value.  While many market observers have talked of market consolidation, in reality it is difficult to achieve the same and very few deals have been done in the recent past.  We're happy to say that DryShips is at the forefront in this market cycle, taking advantage of opportunities.  It is interesting to note that while the headline 2012 EV/EBITDA multiple is 7.4 times, but through the elimination of substantially all of OceanFreight's G&A expenses, this reduces to 5.9 times.

Slide six.  We minimized the use of cash for this transaction by offering 50% of the consideration in Ocean Rig stock.  The value of Ocean Rig used to calculate the number of shares issued is $21.50 per share compared to last traded value of around $16.40 per share.  Thus we were able to use our valuable currency in the form of Ocean Rig shares at a much higher value.  In terms of process, the merger was negotiated by the respective Special Committees of the two companies comprised of Independent Directors.  Independent advisors and extended legal counsel advised the respective Committees and fairness opinions were obtained.  The consideration for all OceanFreight shareholders is the same [and the merger agreement is] subject to OceanFreight shareholder approval.  The founder of OceanFreight has entered into a sale and purchase agreement with DryShips to sell his ownership position of approximately 50.5%.  Closing of founder shares is expected in four weeks.  DryShips will vote the founder shares in favour of the merger.  The transaction with public shareholders is expected to close in the fourth quarter of 2011.

Slide seven.  Slide seven shows the current shareholding structure of OceanFreight where entities owned by Anthony Kandylidis own 50.5% of the outstanding shares of the company, and the rest being publicly held.  The merger will occur in two steps whereby DryShips will acquire Anthony's shares in four weeks.  In the next step, subject to shareholder approval and a process which will be subject to SEC review, the rest of the shares will be acquired.  We expect closing in the fourth quarter of 2011.

Turning to slide eight, following the OceanFreight acquisition, the DryShips Capesize fleet will increase from nine vessels, including new buildings, to 18 vessels, making us the largest publicly traded Capesize fleet.  The Panamax fleet increases from 26 to 28 vessels.

Slide nine shows our fleet in the three segments that we operate in.  Following this transaction, DryShips will own 48 bulk carriers of 5.4 million dead weight, with an average age of 5.8 years including the new buildings.

Slide 10 just illustrates what I've said on previous slides.  Some may question why Cape and why now.  I would like to say that this transaction shouldn't come as a surprise to anyone who has been following the company, especially anyone who has listened to recent conference calls.  We have been very explicit about the dry bulk sector being called to DryShips, about our opportunistic strategy with regard to fleet renewal, and about acquiring vessels with the employment and financing attached.  This acquisition ticks all of those boxes.  We are comfortable with the pricing point in the cycle and with the demand supply dynamics for Capes, with the massive demand increasingly expected from iron ore and coal trades, starting second half 2012 and particularly in 2013.

Slide 11 lays out the details of the OceanFreight fleet.  I would like to point out the synergies in the fleet with eight of the 11 ships emanating from Shanghai Wangaoqiao shipyard.  The charters are, of course, the most important aspect here with nine of the 11 ships on chartered levels above today's market levels but not astronomically high.  We would also say that the counterparties are solid industry players with a good track record of honouring their obligations.  They have paid consistently and on time through the last three years.

Slide 12.  As disclosed last week, we have been selling our older vessels.  The OceanFreight acquisition fits right into the modernisation strategy.  With the addition of the OceanFreight fleet, the average age of the DryShip fleet will drop to 5.8 years, including the new buildings.

Slide 13 shows graphically the fleet employment of OceanFreight.  Interesting to note that because of the staggered nature of the charter expiry, there isn't any significant rollover risk in a single year.

Slide 14 shows the drybulk fleet charter coverage for DryShips prior to the transaction for second half of 2011, 2012 and 2013.  This transaction enhances the charter coverage. For the second half 2011, it increases from 65% to 70%.  In 2012, it's even more beneficial as coverage increases from 37% to 48%.  And in 2013, it increases from 19% to 31%.

Slide 15 shows the detail of the OceanFreight debt facility that is provided by a syndicate led by Nordea.  The interest margin for boat tranches is at LIBOR plus 250 bases points, a total amortisation of $26.5 million per annum.  OceanFreight has declared consent from the majority of the syndicate to roll over the facility to DryShips, subject to final documentation.

Turning to Slide 16.  In terms of Capex for the first three VLOCs, very large ore carriers, their total remaining is $146 million, of which $123 million is expected to be provided by China Development Bank.  For the last two VLOCs, the remaining Capex is $95 million, and we expect to finance most of this through a new debt facility closer to delivery.

Turning to Slide 17.  Slide 17 demonstrates the synergy of the transaction as post-transaction, the G&A costs are expected to drop by almost 80% and improve the acquisition multiple to 5.9x.  Also it shows that the acquisition multiple is in line with the peers.

Finally on Slide number 18, in terms of the time table ,we expect that the founder shares will be acquired in four weeks.  Around late August we will file a registration statement. In the fourth quarter the OceanFreight shareholder meeting will take place, and the transaction will close 10 to 15 days after the meeting.

That's it for this presentation and we will take questions when we do the earnings call which should be some time very soon in probably the next week.  Thank you very much for listening and speak to you soon.

Filings with the U.S. SEC

Ocean Rig UDW Inc. ("Ocean Rig") plans to file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed merger of OceanFreight Inc. ("OceanFreight") with DryShips Inc. ("DryShips").  The Form F-4 will contain a prospectus and other documents.  OceanFreight plans to mail the prospectus contained in the Form F-4 to its shareholders.  The Form F-4 and prospectus will contain important information about DryShips, Ocean Rig, OceanFreight, the merger and related matters.  Investors and shareholders should read the prospectus and the other documents filed with the U.S. SEC in connection with the merger carefully before they make any decision with respect to the merger.  The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the merger will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the merger will be made available to shareholders, free of charge, by calling, writing or e-mailing:

DryShips contact information:
George Economou
80 Kifissias Avenue
Amaroussion 15125
Athens, Greece
Tel: +011 30 210-80 90-570
Fax: +01130 210 80 90 585
Email:  finance@dryships.com

OceanFreight contact information
Antonis Kandylidis
80 Kifissias Avenue
Athens 15125, Greece
Tel: +30-210-6140283
Fax: +30-210-6140284
Email: management@oceanfreight.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com

In addition to the Form F-4 that is expected to be filed by Ocean Rig, the prospectus and the other documents filed with the U.S. SEC in connection with the merger, DryShips and OceanFreight are obligated to file annual reports with, and submit other information to, the U.S. SEC.  You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois.  Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms.  Filings with the U.S. SEC also are available to the public from commercial document–retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about DryShips, Ocean Rig, OceanFreight and the combined businesses of DryShips and OceanFreight after completion of the merger. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although DryShips, Ocean Rig and OceanFreight's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of OceanFreight securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of DryShips, Ocean Rig and OceanFreight, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by DryShips, Ocean Rig and OceanFreight, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that Ocean Rig plans to file with the U.S. SEC. Other than as required by applicable law, DryShips, Ocean Rig and OceanFreight do not undertake any obligation to update or revise any forward-looking information or statements.